StockCar Stocks Mutual Fund, Inc.

December 13, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

StockCar Stocks Mutual Fund, Inc. Post-Effective Amendment No. 13 on Form N-1A

File No.: 333-53683

CIK: 0001062505

Accession Number:  0001162044-06-000597

Dear Mr. Hallock:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, StockCar Stocks Mutual Fund, Inc. (the "Company") hereby requests the withdrawal of Post-Effective Amendment No. 13 to the Company's registration statement on Form N-1A filed with the Securities Exchange Commission on December 1, 2006.  The EDGAR filing agent mistakenly filed Post-Effective Amendment No. 13 as submission type 485BPOS rather than submission type 485APOS and will re-file using the correct EDGAR submission type.  Post-Effective Amendment No. 13 has not yet been declared effective and no securities have been sold pursuant to it.

The Company further requests that:

1. The Commission find that the withdrawal of Post-Effective Amendment No. 13 to the Company's registration statement on Form N-1A is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Post-Effective Amendment No. 13 and issue an order granting such withdrawal.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the President of the Company, for and on behalf of the Company.

If you have any questions regarding this application for withdrawal, please call Michael Wible, counsel for the Company, at (614) 469-3297.

Very truly yours,

STOCKCAR STOCKS MUTUAL FUND, INC.

By: /s/ Allan Westcott

President